Computation of Per Share Loss

AAMES FINANCIAL CORPORATION
Basic and Diluted Net Loss Per Common Share
For the three and six months ended December 31, 2000 and 1999

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2000	1999	2000	1999
Basic net loss per common share:

Net income (loss)	$ 1,011,000	$ (47,695,000)	$ 1,704,000	$ (46,905,000)
Accrued preferred dividends	(3,254,000)	(2,039,000)	(6,416,000)	(3,580,000)
Net loss available to common stockholders	$ (2,243,000)	$ (49,734,000)	$ (4,712,000)	$ (50,485,000)
Weighted average number of common shares
outstanding	6,211,000	6,205,000	6,211,000	6,204,000
Basic net loss per common share	$ (0.36)	$ (8.01)	$ (0.76)	$ (8.14)

Diluted net loss per common share:

Diluted net loss available to common	$ (2,243,000)	$ (49,734,000)	(4,712,000)	(50,485,000)
stockholders
Diluted weighted average number of
common shares outstanding	6,211,000	6,205,000	6,211,000	6,204,000

Diluted net loss per common share	$ (0.36)	$ (8.01)	$ (0.76)	$ (8.14)